July 5, 2024

Via Edgar Transmission

Ms. Rebekah Reed/ Mr. Dietrich King

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Star Fashion Culture Holdings Limited Registration Statement on Form F-1 Filed June 14, 2024 File No. 333-280198

Dear Ms. Reed/Mr. King:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated June 25, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Registration Statement on Form F-1 filed June 14, 2024

The Offering, page 20

1.	To better contextualize your discussion of controlled company status in this section, please revise the disclosure regarding your controlling shareholder’s ownership to also disclose the percentage of aggregate voting power that he will own after the offering. Additionally, please explain how the statement that there will be 13,455,000 Class A Ordinary Shares outstanding after the offering assuming full exercise of the underwriters’ over-allotment option is consistent with your disclosure elsewhere that the over-allotment option is for up to 15% of the Class A Ordinary Shares offered in this offering. In this regard, the 13,455,000 figure implies that 1,755,000 additional Class A Ordinary Shares may be purchased by the underwriters, which is 15% of the 11,700,000 Class A Ordinary Shares outstanding after the offering, rather than 15% of the 3,000,000 Class A Ordinary Shares offered in the offering.

Response: We respectfully advise the Staff that we have updated the disclosure on page 20 to include the percentage of aggregate voting power. We have also revised the disclosure to reflect that there will be 12,150,000 Class A Ordinary Shares outstanding after this Offering, assuming full exercise of the over-allotment option.

Capitalization, page 52

2.	Please tell us your consideration of including short-term borrowings as a component of your total capitalization as of December 31, 2023. Refer to Item 3.B of Form 20-F.

Response: We respectfully advise the Staff that we have revised the disclosures on page 52 to include the short-term borrowings as a component of our total capitalization as of December 31, 2023.

Dilution, page 53

3.	Please remove the column Full Exercise of Over-allotment Option.

Response: We respectfully advise the Staff that we have revised the disclosures on page 53 to remove the column of Full Exercise of Over-allotment Option.

Description of Share Capital and Governing Documents, page 103

4.	Please revise your disclosure that, “Upon the closing of this offering, our authorized share capital will consist of...4,980,000,000 Class A Ordinary Shares...and 1,300,000 Class B Ordinary Shares...” for consistency with Article 8 of your Amended and Restated Memorandum of Association, which indicates that your share capital is divided into 4,980,000,000 Class A Ordinary Shares and 20,000,000 Class B Ordinary Shares.

Response: We respectfully advise the Staff that we have revised the disclosure on page 103 to state that the Company's authorized share capital is US$50,000 divided into 4,980,000,000 Class A Ordinary Shares of a par value of US$0.00001 per Share and 20,000,000 Class B Ordinary Shares of a par value of US$0.00001 per Share.

Taxation, page 115

5.	Given the filing of a “short form” tax opinion of Cayman Islands counsel as Exhibit 8.1 to the registration statement, please revise to state that the disclosure in the Cayman Islands tax consequences section of the prospectus is the opinion of such named counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Response: We respectfully advise the Staff that we have updated the disclosure on page 115 to state that the disclosure in the Cayman Islands tax consequence section of the prospectus is the opinion of Ogier.

Exhibits

Form of Director Agreement between the Registrant and executive officers, page II-2

6.	Although the form of Director Agreement filed as Exhibit 10.25 indicates that it relates to the appointment of your “chief executive officer / chief financial officer,” it does not appear consistent with the description of your employment agreements with your executive officers at pages 94-95. For example, you disclose in the prospectus that the agreements provide for a period of three years’ service and that you may terminate the employment “without cause at any time upon 3 months’ advance written notice,” but Exhibit 10.25 does not include the three year provision and states that the company “may terminate the employment of the Director without cause upon thirty (30) days’ advance notice in writing.” Please clarify whether the form of agreement filed as Exhibit 10.25 is the employment agreement discussed in the prospectus and revise your disclosure or file the correct agreements as exhibits accordingly.

Response: We respectfully advise the Staff that we have amended the disclosure on page 94 to align with Exhibit 10.25.

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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